                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)/1/



                                YES CLOTHING CO.
                                ----------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                  985832 10 4
                                  -----------
                                 (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                      LOS ANGELES, CALIFORNIA  90013-1010
                                 (213) 896-6013
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 12, 1995
                                 -------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

__________________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
 CUSIP NO. 985832 10 4                  13D                PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GEORGES MARCIANO

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
      NUMBER              10,214,693

        OF         -----------------------------------------------------------
                          SHARED VOTING POWER
      SHARES         8
                          -0-
   BENEFICIALLY
                   -----------------------------------------------------------
     OWNED BY             SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,214,693

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,214,693

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      92.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on behalf of Georges Marciano on December 9, 1994 (the "Schedule 13D") as amended by Amendment No. 1 filed with the SEC on February 6, 1995, each of which was previously filed on paper, are hereby further amended and restated in their entirety, as follows:

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value ("Common Stock"), of Yes Clothing Co., a California corporation (the "Issuer"), with its principal executive offices located at 1380 West Washington Boulevard, Los Angeles, California 90007.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Georges Marciano (the "Reporting Person") individually and in his capacity as the trustee of the following five trusts (the "Trusts"):

         The Georges Marciano Trust, dated February 20, 1986, as amended, a revocable "living" trust created under the laws of the State of California.

         The Georges Marciano Gift Trust II F/B/O Matthew David Marciano, dated December 31, 1991, an irrevocable trust created under the laws of the State of California. The principal beneficiary of this trust is the Reporting Person's son, Matthew David Marciano.

         The Georges Marciano Gift Trust II F/B/O Scott Marciano, dated December 31, 1991, an irrevocable trust created under the laws of the State of California. The principal beneficiary of this trust is the Reporting Person's son, Scott Marciano.

         The Georges Marciano Gift Trust II F/B/O Kevin Marciano, dated December 31, 1991, an irrevocable trust created under the laws of the State of California. The principal beneficiary of this trust is the Reporting Person's son, Kevin Marciano.

         The Georges Marciano Gift Trust II F/B/O Chloe Marciano, dated December 31, 1991, an irrevocable trust created under the laws of the State of California. The principal beneficiary of this trust is the Reporting Person's daughter, Chloe Marciano.

         The Trusts collectively own 3,030,000 shares of Common Stock of the Issuer (the "Trust Shares"). As the sole trustee of the Trusts, the Reporting Person has sole power to vote, or to direct the voting of, the Trust Shares and investment power that includes the power to dispose of, or direct the disposition of, the Trust Shares. Accordingly, the

                               Page 3 of 8 Pages

Reporting Person is the beneficial owner of the Trust Shares for purposes of this Statement/1/. Additionally, since the Reporting Person has the power to revoke The Georges Marciano Trust, and obtain direct ownership of the Trust Shares owned by it, he is executing this Statement individually as to those shares.

         In addition, the Reporting Person, individually, is the direct beneficial owner of 7,184,693 shares of Common Stock. Of this amount, 2,000,000 shares of Common Stock are represented by an option to purchase such shares, which option vests monthly over a four year period at the rate of 41,667 shares per month for the first 47 months and 41,651 shares for the 48th month commencing as of July 17, 1995 and ending June 1, 2000, and 2,000,000 shares are represented by a Warrant Agreement dated as of June 17, 1995. See Exhibits 10.27 and 10.28, Executive Stock Option Agreement (the "Option Agreement" or "Option") and Warrant Agreement (the "Warrant Agreement" or "Warrant"), between the Issuer and the Reporting Person dated as of June 17, 1995, to the Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995, which exhibits are incorporated herein by reference. (The Executive Stock Option Agreement and Warrant Agreement are subject to approval by shareholder vote at the Issuer's next annual meeting scheduled for September 20, 1995.)

         The business address of the Reporting Person and each of the Trusts is 9756 Wilshire Boulevard, Beverly Hills, California 90212.

         The Reporting Person is a private investor and garment designer and manufacturer. The Reporting Person owns and operates GO USA Streetwear, Inc., a fashion company, located at 9756 Wilshire Boulevard, Beverly Hills, California 90212.

         During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 31, 1995, pursuant to the Stock Purchase Agreement, dated as of December 23, 1994 (the "Stock Purchase Agreement"), by and between the Reporting Person and George Randall and Moshe Tsabag (collectively, the "Sellers"), as amended by that certain Amendment to the Stock Purchase Agreement, dated as of January 30, 1995 (the "Amendment"), the Trusts acquired the Trust Shares from the Sellers for an aggregate purchase price of $6,060,000 in cash and notes. All funds used to purchase the Trust Shares

___________________________
/1/ The Reporting Person is not a beneficiary of any of the Trusts, other than The Georges Marciano Trust.

                               Page 4 of 8 Pages
were obtained from trust funds of the respective Trusts, including margin loans against other marketable securities held by such Trusts. The Georges Marciano Trust acquired 2,430,000 of the Trust Shares. The aggregate amount of funds required by The Georges Marciano Trust to acquire such shares was $4,860,000, consisting of $3,300,000 in cash and the remainder in the form of two non-negotiable promissory notes of the Reporting Person (the "Notes"). Subject to any offsets permitted as described in the Agreement, the principal amount of the Notes will be payable in two equal annual installments on January 31, 1996 and January 31, 1997. The Notes bear interest, payable annually in arrears, at a rate of eight percent (8%) per annum. Each of the four other Trusts acquired 150,000 of the Trust Shares. The aggregate amount of funds required by each such Trust to acquire the shares purchased by it was $300,000.

         Each of the Stock Purchase Agreement and the Amendment were filed as exhibits to the Reporting Person's Amendment No. 1 to Schedule 13D filed on February 6, 1995 and are not being refiled herewith.

         On July 12, 1995, pursuant to an understanding between the Issuer and the Reporting Person, and pursuant to the Option Agreement and the Warrant Agreement, the Reporting Person acquired 3,184,693 shares of Common Stock. The Option and Warrant, each to purchase up to 2,000,000 additional shares of Common Stock, were granted on June 17, 1995. The Option vests monthly over a four year period and the Warrant is exercisable immediately for a two year period from June 17, 1995. Both the Option and the Warrant are subject to shareholder approval. The aggregate amount of funds required by the Reporting Person to acquire such shares was $3,980,866, consisting of $3,300,000 in cash and the remainder in the form of cancellation of a $680,866 outstanding debt and advances from the Issuer to the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The George Marciano Trust acquired its portion of the Trust Shares for the purpose of obtaining a controlling equity interest in the Issuer. Each of the four other Trusts acquired its portion of the Trust Shares for investment purposes.

         It was the initial intention of the Reporting Person that the Issuer continue to conduct its business in substantially the same manner as had been conducted. This intention has changed. The Reporting Person and the Issuer initially entered into an agreement pursuant to which the Issuer began to manufacture, on a cost plus basis, a new line of clothing designed by Georges Marciano and bearing trademarks owned or controlled by Georges Marciano, including Misfits(R) and GMSurf(TM). The Reporting Person then licensed the foregoing trademarks to the Issuer and terminated the cost plus agreement as of April 1, 1995. Royalties are to accrue commencing as of January 31, 1996 pursuant to a License Agreement attached as Exhibit 10.18 to Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995 and incorporated herein by this reference.

         Three members of the Issuer's Board of Directors, including George Randall, resigned as Directors of the Issuer effective January 31, 1995 upon the closing of the Stock

                               Page 5 of 8 Pages

Purchase Agreement. The Reporting Person then recommended Irving Kroll and Daniel V. Goodstein, the Registrant's then Chief Financial Officer, to fill the remaining vacancies on the board. In addition, the Sellers each confirmed the termination of their respective employment agreements with the Issuer and released any claim for further remuneration thereunder. (George Randall had served as the Chairman of the Board of Directors of the Issuer and Moshe Tsabag had served as President.) It was anticipated that Mr. Tsabag would continue to be employed at will by the Issuer, although he would no longer be an officer. Subsequently, Messrs. Goodstein and Tsabag resigned as employees and Directors, and the Reporting Person suggested that Issuer promote employee Jeffrey Busse to the position of Chief Financial Officer and appoint him as a Director, and appoint Guy Anthome as Director and President. Subsequently, Jeffrey Kapor resigned as a Director.

         Because of the Issuer's continuing financial problems, in March and June, the Reporting Person was required to provide letters of credit to cover overdrafts from Issuer's accounts receivable factor. Finally, in mid-June, 1995, the Reporting Person offered to provide additional capital to Issuer and to become Chairman of the Board and Chief Executive Officer in exchange for 3,184,693 shares of Common Stock, the Warrant and the Option. The sale of shares was contingent on a fairness and valuation opinion which was received on July 10, 1995. A copy of the opinion is included as Exhibit 99.1 to Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995 and is incorporated herein by this reference. The Warrant and Option are subject to approval by a vote of the Issuer's shareholders, scheduled for September 20, 1995. As a result of the Transactions occurring on June 17, 1995 and closing on July 12, 1995, the Reporting Person is now Chairman of the Board and Chief Executive Officer of Issuer for a salary of One Dollar ($1.00) per year pursuant to the Employment Agreement attached as Exhibit 10.26 to Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995 and incorporated herein by this reference.

         The Reporting Person has no other plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to do so).

ITEM 5.  INTEREST IN THE SECURITIES OF ISSUER.

         The Reporting Person and the Trusts in the aggregate hold 10,214,693 shares of Common Stock of the Issuer, representing approximately 92.6% of the issued and outstanding shares of Common Stock of the Issuer, assuming full exercise of the Warrant and the Option. The Trusts in the aggregate hold 3,030,000 shares of Common Stock of the Issuer, representing approximately 27.5% of the issued and outstanding shares of Common Stock of the Issuer. The Georges Marciano Trust holds 2,430,000 of such Trust Shares, representing approximately 22.0% of the outstanding shares of Common Stock of the Issuer. Each of the four other Trusts holds 150,000 of such Trust Shares, representing approximately 1.4% of the outstanding shares of Common Stock of the Issuer. The Reporting Person, individually, holds 7,184,693 shares of Common Stock of the Issuer, representing approximately 65.1% of the outstanding shares of Common Stock assuming full exercise of the Warrant and the Option. (The foregoing percentages are calculated as if the Warrant and the Option have been fully exercised.) The Reporting Person, as trustee, has

                               Page 6 of 8 Pages
sole voting and dispositive power with respect to all of the Trust Shares. In addition, the Reporting Person has the power to revoke The Georges Marciano Trust and obtain direct ownership of the Trust Shares owned by it.

         Except as described herein, the Reporting Person has not acquired or disposed of any shares of Common Stock of the Issuer during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person and Issuer have entered into the Option Agreement and Warrant Agreement described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         10.18 License Agreement between Issuer and Marble Sportswear, Inc. (incorporated by reference to Exhibit 10.18 of Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995)

         10.26 Employment Agreement between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.26 of Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995)

         10.27 Executive Stock Option Agreement between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.27 of Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995)

         10.28 Warrant Agreement between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.28 of Issuer's Annual Report on Form 10-K for the Year Ended March 31, 1995)

         99.1 Fairness and Valuation Option issued by Houlihan Lokey Howard & Zukin, Inc. (incorporated by reference to Exhibit 99.1 of Issuer's Annual Report on Form 10-K for the Year Ended March 31,
                1995)

                               Page 7 of 8 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


                                         /s/ GEORGES MARCIANO
                                         ------------------------------------
                                         Georges Marciano, individually and as
                                         Trustee of the Trusts referred to
                                         herein

                               Page 8 of 8 Pages